FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

2 October 2023

Transaction in own shares

HSBC Holdings plc ("HSBC" or the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of US$0.50 from Merrill Lynch International ("Merrill Lynch") as part of its buy-back announced on 2 August 2023.

UK Venues

Date of purchase:	2 October 2023
Number of ordinary shares of US$0.50 each purchased:	1,834,913
Highest price paid per share:	£6.4930
Lowest price paid per share:	£6.3790
Volume weighted average price paid per share:	£6.4327

All repurchases on the London Stock Exchange, Cboe Europe Limited (through the BXE and CXE order books) and/or Turquoise ("UK Venues") are implemented as "on Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and as "market purchases" for the purposes of the Companies Act 2006.

There were no repurchases on The Stock Exchange of Hong Kong Limited.

Since the commencement of the buy-back announced on 2 August 2023, the Company has repurchased 194,108,229 ordinary shares for a total consideration of approximately US$1,493.0m.

Following the cancellation of the shares repurchased on the UK Venues, the Company will have 19,884,649,820 ordinary shares in issue, including 325,273,407 ordinary shares of US$0.50 each which are held in treasury. Therefore, the total voting rights in the Company will be 19,559,376,413.

This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 (as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018), a full breakdown of the individual trades made by Merrill Lynch on behalf of the Company is available via the link below.

http://www.rns-pdf.londonstockexchange.com/rns/4370O_1-2023-10-2.pdf

This announcement will also be available on HSBC's website at www.hsbc.com/sea

Enquiries to:

Lee Davis
Corporate Governance & Secretariat

+44 (0) 207 991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 02 October 2023